NEWS RELEASE	250 Glen Street
	Glens Falls, NY 12801
≡Arrow Financial Corporation	Contact: Timothy C. Badger
	Tel: (518)745-1000
	Fax: (518)745-1976

TO: All Media
DATE: Thursday, October 14, 2010

Arrow Reports Strong Third Quarter Operating Results

Arrow Financial Corporation (NasdaqGS® – AROW) announced operating results for the three and nine-month periods ended September 30, 2010. Net income for the third quarter of 2010 was $5.6 million, representing diluted earnings per share (EPS) of $.50, as compared to net income of $5.1 million and $.45 diluted EPS for the third quarter of 2009, an increase of $.05 per share or 11.1%. The Company's returns on average assets and average equity were 1.18% and 14.39%, respectively, for the third quarter of 2010, as compared to 1.13% and 14.72% for the third quarter of 2009.

For the nine-month periods ending September 30, 2010 and 2009, our net income of $16.7 million and diluted EPS of $1.48, were the same for both periods. Cash dividends paid to shareholders in the first nine months of 2010 were $.73, or 2.8% higher than the $.71 cash dividends paid in the first nine months of 2009. All per share amounts have been adjusted to reflect the effect of the 3% stock dividend we distributed on September 29, 2010. As we previously reported, our 2009 nine-month results included a net gain of $1.79 million, net of tax, or $.16 per share, which was recognized on the sale of our merchant bank card processing line of business. Excluding this transaction, our adjusted net income for the first nine months of 2009 was $14.9 million, and our adjusted diluted EPS was $1.32. Compared to this adjusted EPS for the 2009 period, diluted EPS for the 2010 nine-month period increased $.16 per share, or 12.1%. Return on average equity (ROE) for the 2010 nine-month period continued to be very strong at 15.00%. The ROE for the 2009 period was 16.77% but excluding the sale transaction in 2009 referenced above, ROE for the first nine months of 2009, as adjusted, was 14.97%. The adjusted net income, adjusted EPS and adjusted ROE measures for the 2009 period are non-GAAP financial measures. On page 3 of this press release, we have provided a tabular reconciliation of these 2009 non-GAAP measures to the related 2009 GAAP measures.

Thomas L. Hoy, Chairman, President and CEO stated, "We are pleased to report favorable earnings results for the third quarter while maintaining both strong asset quality and capital adequacy ratios. Our performance was led by a substantial increase in our noninterest income for the quarter. Our asset quality remained strong as measured by low levels of nonperforming assets, representing only .20% of total assets at September 30, 2010, and our annualized net loan losses which represented only .05% for the quarter just ended."

Total assets at September 30, 2010 reached a new high of $1.960 billion, up $124.0 million, or 6.8% over the $1.836 billion for the same quarter last year. The growth in assets was focused primarily in our available-for-sale investment securities portfolio, which increased $66 million from September 30, 2009. Our loan portfolio also increased by $48 million to reach a record high of $1.155 billion, an increase of 4.3% over the September 30, 2009 balance of $1.107 billion. The growth in the loan portfolio was experienced in the residential real estate category where loan demand has responded very well to exceptionally attractive financing rates and improved affordability. We also experienced significant growth in our consumer loan portfolio, comprised primarily of automobile loans, in the third quarter of 2010. Outstanding loan balances within the small business loan categories were basically unchanged from the levels reported at September 30, 2009, as new originations were fully offset by contractual payments and payoffs.

Net interest income was essentially unchanged from the third quarter of 2009 to the third quarter of 2010. The favorable impact from an increase of $85.8 million, or 5.0%, in average earning assets period-to-period was offset by a decrease in our net interest margin for the third quarter of 2010 to 3.54% for the third quarter of 2010 as compared to 3.73% for the third quarter of 2009. This margin compression was attributable to the fact that our yield on our earning assets decreased faster than the cost of our interest-bearing liabilities.

Total shareholders' equity at period-end increased $14.2 million, or 10.2%, above the September 30, 2009 balance to a record level of $153.5 million. Our capital ratios remain very strong, with a Tier 1 leverage ratio of 8.79% and a total risk-based capital ratio of 15.41%. The capital ratios of the Company and each subsidiary bank again significantly exceeded the "well capitalized" regulatory standard.

We continue to believe that our conservative business model which emphasizes a strong capital position, high loan quality and a responsive management approach to providing financial services to our customers have positioned us well to continue to serve our customers. Our commercial, residential real estate and other consumer loan portfolios have not experienced significant deterioration during 2009 and in 2010 to date, even though the communities we serve, similar to other areas in the U.S., have been negatively impacted by the recession. If the weak economic conditions persist or worsen, we may be unfavorably impacted in the future.

Our asset quality was very strong at September 30, 2010 with nonperforming assets of $4.0 million, representing .20% of period-end assets, down 6 basis points from the .26% ratio at September 30, 2009. As of September 30, 2010, we did not own any real estate properties which financial institutions typically acquire through the foreclosure process. Net loan losses for the third quarter of 2010, expressed as an annualized percentage of average loans outstanding, were .05%, very low compared to industry averages, and down from .08% of average loans for the 2009 period. The Company's allowance for loan losses amounted to $14.6 million at September 30, 2010, which represented 1.27% of loans outstanding, an increase of 2 basis points from our ratio a year ago.

Income from fiduciary activities also rose in the third quarter of 2010, increasing $115 thousand, or 9.6%, over the income from the 2009 quarter, primarily as a result of a recovery in the capital markets. Assets under trust administration and investment management at September 30, 2010 rose to $925.9 million, an increase of 10.7% from the prior year balance of $836.4 million.

Many of our key operating ratios have consistently compared very favorably to our peer group, comprised of all U.S. bank holding companies having $1.0 to $3.0 billion in total assets as identified in the Federal Reserve Bank's "Bank Holding Company Performance Report" (FRB Report). The most current peer data available in the FRB Report is for the period ended June 30, 2010 in which our return on average equity (ROE) was 15.19%, as compared to 1.18% for our peer group. Our ratio of nonperforming loans to total loans was .39% as of June 30, 2010, compared to 3.67% for our peer group, while our annualized net loan losses of .06% for the second quarter of 2010 were well below the peer result of 1.16%. Operating results and asset quality ratios for many banks in our national peer group have been severely impacted by the economic recession.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY serving the financial needs of northeastern New York. The Company is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc., Loomis & LaPann, Inc., a property and casualty insurance agency and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.

This press release contains non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission (the "SEC"), including period-to-period financial measure comparisons between non-GAAP financial measures and GAAP financial measures. The Company believes that these non-GAAP financial measures provide information that is useful to the users of its financial information regarding the Company's financial condition and results of operations. Additionally, the Company uses these non-GAAP measures to evaluate its past performance and prospects for future performance. The Company believes that this non-GAAP financial information is helpful in understanding the results of operations separate and apart from items that may, or could, have a disproportional positive or negative impact in any particular period.

While the Company believes that these non-GAAP financial measures are useful in evaluating Company performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with U.S. GAAP. Further, these non-GAAP financial measures may differ from similar measures presented by other companies.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and our other filings with the Securities and Exchange Commission.

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures for the Nine-Month Period Ended 9/30/09, and Comparable GAAP Financial Measures for the Nine-Month Period Ended 9/30/10:

2009 Period (Reconciliation)	Net Income (in thousands)	Diluted Per Share Amount	Return on Average Equity
Net Income and Related Ratios for the Nine-Month Period Ended September 30, 2009	$16,675	$1.48	16.77%
Adjustment: Net Gain on the Sale of our Merchant Bank Card Processing to TransFirst LLC During the First Nine Months of 2009 ($2,966 pre-tax)	1,791	.16	1.80%
Adjusted Net Income and Related Ratios for More Meaningful Comparison, for the Nine-Month Period Ended September 30, 2009	$14,884	$1.32	14.97%
2010 Period			
Net Income and Related Ratios for the Nine-Month Period Ended September 30, 2010	$16,704	$1.48	15.00%
Adjustment: None	---	---	---
Adjusted Net Income and Related Ratios for More Meaningful Comparison, for the Nine-Month Period Ended September 30, 2010	$16,704	$1.48	15.00%

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Income Statement				
Interest and Dividend Income	$20,997	$21,664	$64,326	$64,688
Interest Expense	5,829	6,462	17,792	19,970
Net Interest Income	15,168	15,202	46,534	44,718
Provision for Loan Losses	375	427	1,125	1,348
Net Interest Income After Provision for Loan Losses	14,793	14,775	45,409	43,370
Net Gain on Securities Transactions	618	48	1,496	329
Net Gain on Sales of Loans	472	16	527	326
Net Gain on Sale of Merchant Bank Card Processing	---	---	---	2,966
Income From Restitution Payment	---	---	---	450
Income From Fiduciary Activities	1,315	1,200	4,043	3,737
Fees for Other Services to Customers	2,021	1,956	5,874	5,937
Insurance Commissions	808	727	2,157	1,822
Other Operating Income	71	29	254	220
Total Noninterest Income	5,305	3,976	14,351	15,787
Salaries and Employee Benefits	7,120	6,727	20,775	19,920
Occupancy Expenses of Premises, Net	876	789	2,641	2,616
Furniture and Equipment Expense	911	819	2,695	2,493
Amortization of Intangible Assets	67	79	205	247
FDIC Special Assessment	---	---	---	787
FDIC Assessments	486	438	1,472	1,320
Other Operating Expense	2,646	2,549	7,860	7,510
Total Noninterest Expense	12,106	11,401	35,648	34,893
Income Before Taxes	7,992	7,350	24,112	24,264
Provision for Income Taxes	2,417	2,288	7,408	7,589
Net Income	$ 5,575	$ 5,062	$16,704	$16,675
Share and Per Share Data [1]				
Period-End Shares Outstanding	11,234	11,244	11,234	11,244
Basic Average Shares Outstanding	11,257	11,239	11,275	11,229
Diluted Average Shares Outstanding	11,260	11,312	11,302	11,280
Basic Earnings Per Share	$ 0.50	$ 0.45	$ 1.48	$ 1.48
Diluted Earnings Per Share	0.50	0.45	1.48	1.48
Cash Dividends	0.24	0.24	0.73	0.71
Book Value	13.66	12.39	13.66	12.39
Tangible Book Value [2]	12.13	10.93	12.13	10.93
Key Earnings Ratios				
Return on Average Assets	1.18%	1.13%	1.20%	1.29%
Return on Average Equity	14.39	14.72	15.00	16.77
Return on Tangible Equity [2]	16.21	16.74	16.93	19.14
Net Interest Margin [3]	3.54	3.73	3.68	3.79

[1] **Share and Per Share Data** have been restated for the September 29, 2010 3% stock dividend.

[2] **Tangible Book Value and Tangible Equity** excludes intangible assets from total equity. These are non-GAAP financial measures which we believe provide investors with information that is useful in understanding our financial performance.

[3] **Net Interest Margin** calculated as the ratio of annualized tax-equivalent net interest income to average earning assets. Includes a tax equivalent upward adjustment of $832 and $2,545, or 18 and 19 basis points, for the quarterly and nine-month 2010 periods, respectively, and $835 and $2,318, or 19 basis points, for the respective quarterly and nine-month 2009 periods. This is also a non-GAAP financial measure which we believe provides investors with information that is useful in understanding our financial performance.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	September 30, 2010			September 30, 2009		
	Period End	Third Quarter Average	Year-to-Date Average	Period End	Third Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 40,608	$ 29,785	$ 28,671	$ 37,970	$ 28,208	$ 28,034
Interest-Bearing Bank Balances	83,122	49,487	54,213	79,375	62,301	55,929
Securities Available-for-Sale	468,941	426,276	424,480	402,963	373,183	344,235
Securities Held-to-Maturity	158,106	158,988	163,791	162,197	161,491	148,016
Other Investments	9,474	9,474	9,172	9,835	9,830	9,778
Loans	1,154,676	1,148,196	1,130,280	1,106,657	1,099,821	1,099,153
Allowance for Loan Losses	(14,629)	(14,503)	(14,289)	(13,841)	(13,721)	(13,523)
Net Loans	1,140,047	1,133,693	1,115,991	1,092,816	1,086,100	1,085,630
Premises and Equipment, Net	19,138	19,270	18,824	18,102	17,851	17,616
Goodwill and Intangible Assets, Net	17,209	17,203	17,040	16,353	16,405	16,429
Other Assets	23,649	35,923	33,937	16,672	23,524	23,267
Total Assets	$1,960,294	$1,880,099	$1,866,119	$1,836,283	$1,778,893	$1,728,934
Nonmaturity Interest-Bearing Deposits	$ 217,855	$ 217,017	$ 203,263	$ 197,987	$ 199,611	$ 188,938
NOW Accounts	578,674	497,981	519,322	494,517	443,841	439,854
Saving Deposits	367,581	368,565	357,006	323,508	310,991	299,629
Time Deposits of $100,000 or More	129,635	130,471	136,967	163,337	167,681	155,308
Other Time Deposits	252,850	252,507	249,098	253,133	253,359	249,953
Total Deposits	1,546,595	1,466,541	1,465,656	1,432,482	1,375,483	1,333,682
Securities Sold Under Agreements to Repurchase	67,336	64,993	62,695	60,592	60,175	56,354
Short-Term Borrowings	1,842	1,122	1,358	1,601	1,171	1,189
Federal Home Loan Bank Advances	150,000	150,000	143,969	160,000	160,000	160,000
Other Long-Term Debt	20,000	20,000	20,000	20,000	20,000	20,000
Other Liabilities	21,064	23,790	23,512	22,304	25,667	24,806
Total Liabilities	1,806,837	1,726,446	1,717,190	1,696,979	1,642,496	1,596,031
Common Stock	15,626	15,353	15,232	15,170	14,901	14,787
Surplus	190,227	183,920	180,533	177,248	169,434	165,689
Undivided Profits	22,184	27,251	26,957	21,701	28,177	28,823
Unallocated ESOP Shares	(2,876)	(2,256)	(2,048)	(2,204)	(2,204)	(2,247)
Accumulated Other Comprehensive Loss	(2,326)	(1,635)	(3,575)	(5,724)	(7,310)	(8,009)
Treasury Stock	(69,378)	(68,980)	(68,170)	(66,887)	(66,601)	(66,140)
Total Shareholders' Equity	153,457	153,653	148,929	139,304	136,397	132,903
Total Liabilities and Shareholders' Equity	$1,960,294	$1,880,099	$1,866,119	$1,836,283	$1,778,893	$1,728,934
Assets Under Trust Administration and Investment Management	$925,940			$836,438		
Capital Ratios						
Tier 1 Leverage Ratio	8.79%			8.63%		
Tier 1 Risk-Based Capital Ratio	14.16			14.12		
Total Risk-Based Capital Ratio	15.41			15.37		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

Third Quarter Ended September 30:	2010	2009
Loan Portfolio		
Commercial, Financial and Agricultural	$ 88,303	$ 88,299
Real Estate – Commercial	198,132	202,561
Real Estate – Residential	513,605	477,268
Indirect and Other Consumer Loans	354,636	338,529
Total Loans	$1,154,676	$1,106,657
Allowance for Loan Losses, Third Quarter		
Allowance for Loan Losses, Beginning of Quarter	$14,411	$13,626
Loans Charged-off	(217)	(315)
Recoveries of Loans Previously Charged-off	60	103
Net Loans Charged-off	(157)	(212)
Provision for Loan Losses	375	427
Allowance for Loan Losses, End of Quarter	$14,629	$13,841
Nonperforming Assets		
Nonaccrual Loans	$3,713	$3,905
Loans Past Due 90 or More Days and Accruing	244	723
Total Nonperforming Loans	3,957	4,628
Repossessed Assets	32	73
Total Nonperforming Assets	$3,989	$4,701
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Third Quarter Annualized	0.05%	0.08%
Provision for Loan Losses to Average Loans, Third Quarter Annualized	0.13	0.15
Allowance for Loan Losses to Period-End Loans	1.27	1.25
Allowance for Loan Losses to Nonperforming Loans	369.69	299.07
Nonperforming Loans to Period-End Loans	0.34	0.42
Nonperforming Assets to Period-End Assets	0.20	0.26

Nine-Month Period Ended September 30:	2010	2009
Allowance for Loan Losses, Nine Months		
Allowance for Loan Losses, Beginning of Year	$14,014	$13,272
Loans Charged-off	(712)	(1,054)
Recoveries of Loans Previously Charged-off	202	275
Net Loans Charged-off	(510)	(779)
Provision for Loan Losses	1,125	1,348
Allowance for Loan Losses, End of Period	$14,629	$13,841
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Nine Months Annualized	0.06%	0.09%
Provision for Loan Losses to Average Loans, Nine Months Annualized	0.13	0.16